Exhibit 2.2

Corporate Headquarters

Metrologic Instruments, Inc.

90 Coles Road

Blackwood, NJ 08012

Tel	856.228.8100
Fax	856.228.0653

www.metrologic.com

September 20, 2006

Dear Jeffrey,

In connection with the decisions by the Board of Directors of Metrologic (the “Board”) to divest Metrologic Instruments, Inc. (“Metrologic”) of 100% of its interest in Adaptive Optics Associates, Inc. (“AOA”) through a sale or other transaction (“Divestiture Transaction”), and to authorize the entering into and execution of a Stock Purchase Agreement with Essex Corporation (“Essex”) dated September 19, 2006 (the “Agreement”), the Board has decided to provide you with a Transaction Incentive Award to recognize your support and cooperation in this process and in connection with the closing of the Divestiture Transaction.

The Transaction Incentive Award shall be calculated as a percentage of the total value of the consideration paid by Essex for the Divestiture Transaction in accordance with the below chart. The amounts listed in the chart shall be payable within five days following the determination of Purchase Price, as adjusted to reflect any changes for working capital adjustments or resolution of any disputes related to working capital, as described in the Agreement, but in no event later than one hundred days following the closing date of the Divestiture Transaction regardless of the form or timing of such a transaction.

Total Sales Price of Divestiture Transaction*	Percentage of Total Compensation Value	Transaction Incentive Award amount**
if US$25,000,000 to US$29,999,999.5%		US$125,000 to 150,000

if US$30,000,000 to US$34,999,999	1%	US$300,000 to 349,999

if US$35,000,000 to US$39,999,999	1.5%	US$525,000 to 599,999

if US$40,000,000 or greater	2%	US$800,000 plus 2% of any amount greater than US$40,000,000.

*	Total $ amount regardless of the form (cash, notes, stock, bonds, preferred stock, loans, etc.) of consideration paid by Essex to Metrologic, or its subsidiaries but not including any tax payable by Metrologic or its subsidiaries on account of any election under Section 338(h)(10) of the Internal Revenue Code.

**	In the event that the Transaction Incentive Award, when combined with any other benefits otherwise payable to you which would constitute “parachute payments” under Section 280G of the Internal Revenue Code of 1986, as amended (“Code”) and would be subject to the excise tax imposed under Section 4999 of the Code, then, your Transaction Incentive Award shall be reduced in such an amount which would result in no portion of such Transaction Incentive Award being subject to such excise tax.

You hereby agree that if Essex successfully asserts a claim for indemnification (“Indemnification Award”) under the Agreement, you will pay to Metrologic an amount equal to the difference between the Transaction Incentive Award Amount reduced by the product of the Indemnification Award and the applicable Percentage of Total Compensation Value utilized to calculate the Transaction Incentive Award Amount. For avoidance of doubt, if the Total Sales Price of Divestiture Transaction is $40,000,000, then the Transaction Incentive Award amount shall be $800,000. If the Indemnification Award is $1,000,000, then you will owe Metrologic $20,000.

If no Divestiture Transaction has been completed by December 30, 2006, this letter will become null and void.

Please indicate your understanding and acceptance of this letter by signing and returning a copy to my attention.

Yours truly,

/s/ C. Harry Knowles
C. Harry Knowles
CEO and Chairman of the Board

Agreed to and accepted by:

/s/ Jeffrey Yorsz
Signature

Printed Name: Jeffrey Yorsz